UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Sono Group N.V. and Sono Motors GmbH engage Saxenhammer Advisory GmbH to serve as M&A advisor in connection with the companies’ preliminary self-administration proceedings under the German Insolvency Act

Sono Group N.V. (“Sono N.V.”) and Sono Motors GmbH, the Company’s sole wholly-owned subsidiary (“Sono GmbH” and together with Sono N.V., the “companies”), signed an engagement letter with Saxenhammer Advisory GmbH (“Saxenhammer”) on June 12 , 2023, pursuant to which Saxenhammer will act as the exclusive M&A advisor to Sono Group N.V. in connection with its preliminary self-administration proceeding (Eigenverwaltung) pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung) and as the exclusive M&A advisor to Sono Motors GmbH in connection with its preliminary self-administration proceeding in the form of a protective shield proceeding (Schutzschirmverfahren) pursuant to Section 270 (b) in connection with Section 270 (d) of the German Insolvency Code. Additional information and background on the Companies’ applications for these proceedings may be found in Sono N.V.’s Form 6-Ks, filed with the Securities and Exchange Commission on May 15, 2023 and May 22, 2023.

The companies have engaged Saxenhammer to assist in identifying investors for one or more potential M&A transactions. While the companies’ goal in the M&A process is to develop a comprehensive restructuring solution, modular transactions are also possible, such that the sale of up to 100% of the shares of either or both of the companies or the sale of all or some of the tangible and/or intangible assets of Sono GmbH to one or more investors are conceivable. The M&A process is expected to be implemented within the framework of the restructuring plans that are currently being prepared by the companies. Under German insolvency law, the structure may involve capital measures or other measures that would dispossess the current shareholders. For example, a restructuring plan may provide for a capital cut, including a capital reduction to zero, and a subsequent capital increase by an investor against contribution in cash or in kind with respect to the subject company. Under German insolvency law, capital measures or other measures that dispossess the current shareholders provided for in a restructuring plan may be implemented against the will of the affected shareholders, if the creditors vote in favor of the plan with the required majorities.

About This Document

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Forward-Looking Statements

This document includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the companies’ intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the companies to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: our expectations regarding the self-administration proceedings, for which Sono Group N.V. and Sono Motors GmbH have applied, the outcome of which, if they are approved, is uncertain; our ability to maintain relationships with lenders, suppliers, customers, employees and other third parties as a result of our application for the opening of self-administration proceedings and the related increased performance and credit risks associated with our constrained liquidity position and capital structure; our ability to access the external funding required to successfully restructure our business, including by successfully engaging in M&A activities; our ability to maintain Sono Group N.V.’s stock exchange listing; and the length of time that we would operate under the self-administration proceedings, if these are approved. Many of these risks and uncertainties relate to factors that are beyond Sono Group N.V.’s ability to control or estimate precisely, such as the actions of courts, regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Sono Group N.V. assumes no obligation to update any such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

By	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer and Member of the Management Board

Date: June 12, 2023